Filed Pursuant to Rule 424(B)(2)
                                                    Registration No. 333-120349


PROSPECTUS

                                 734,266 Shares

                                EQUITY ONE, INC.

                              _____________________

     The 734,266 shares of common stock being offered by this prospectus are being offered by the selling stockholders or their permitted transferees and are being registered for resale. We will not receive any proceeds from the sale of the shares.

     Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions, which may include block transactions, on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers.

     The selling stockholders may sell the shares through broker-dealers who may receive compensation from the selling stockholders in the form of discounts or commissions. We will pay all registration expenses, other than any underwriting discounts or selling commissions or other allocable expenses of any underwriter or broker dealer, in connection with preparation of this prospectus and the registration statement of which it is a part.

     Our common stock is listed on the New York Stock Exchange under the symbol "EQY." The last reported sales price for our common stock on the New York Stock Exchange on November 8, 2004 was $20.90 per share.

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

November 30, 2004

                               PROSPECTUS SUMMARY

The Issuer

     We are Equity One, Inc., a self-managed real estate investment trust that principally acquires, renovates, develops and manages community and neighborhood shopping centers located predominantly in high growth markets in the southern United States. These shopping centers are primarily anchored by national and regional supermarket chains or other necessity-oriented retailers such as drug stores or discount retail stores.

Where You Can Find More Information

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and any amendments to those reports on the day of filing with the SEC on our website at www.equityone.net. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC and which are available at the SEC's website at: http://www.sec.gov. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, 17th Floor, New York, New York 10005.

     The SEC allows us to "incorporate by reference" some of the documents we file with it into this prospectus, which means:

o we can disclose important information to you by referring you to those documents;

o the information incorporated by reference is considered to be part of this prospectus; and

o later information that we file with the SEC will automatically update and supersede this information.

     We incorporate by reference the documents listed below:

o    Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

o Our Current Reports on Form 8-K or 8-K/A filed on January 6, 2004, March 22, 2004, March 25, 2004, March 31, 2004, July 26, 2004, September 22,
     2004, November 5 and November 10, 2004;

o Our Proxy Statement on Schedule 14A or 14A/A filed on April 26, 2004 and May 6, 2004; and

o The description of our common stock contained in our Registration Statement on Form 8-A, dated October 15, 1997 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and any amendment or report filed for the purpose of updating any such description.

     In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (not including any information furnished under Items 2.02 and 7.01 of Form 8-K, which information is not incorporated by reference herein) prior to the selling stockholders selling all of the shares covered by this prospectus, will be deemed to be incorporated herein by reference and to be a part of this registration statement from the date of filing of such documents. Any statement contained in a document incorporated herein by reference will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein, or in a subsequently filed document incorporated herein by reference, modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.

     We will provide without charge to each person, including any stockholder, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

                                Equity One, Inc.

                          1696 N.E. Miami Gardens Drive
                        North Miami Beach, Florida 33179
                          Attention: Investor Relations
                                 (305) 947-1664

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING INFORMATION

     Certain matters discussed in this prospectus and the information incorporated by reference herein contain "forward-looking statements" for purposes of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and are not guarantees of future performance.

     All statements, other than statements of historical facts, are forward-looking statements, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "would be," or "continue" or the negative of these words or other variations or comparable terminology, and are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Because these statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you not to place undue reliance on those statements, which speak only as of the date on which the statement was made.

     Among the factors that could cause actual results to differ materially are:

     o    general  economic   conditions  that  adversely  affect  our  tenants'
          businesses, competition and the supply of and demand for shopping center properties in our markets;

     o    interest rate levels and the availability of financing;

     o potential environmental liability and other risks associated with the ownership, development and acquisition of shopping center properties;

     o    risks that tenants will not take or remain in occupancy or pay rent;

     o    greater than anticipated construction or operating costs;

     o    inflationary, deflationary and other general economic trends;

     o    management's   ability  to  successfully  combine  and  integrate  the
          properties and operations of separate companies that we have acquired in the past or may acquire in the future;

     o    the effects of hurricanes and other natural disasters; and

     o other risks detailed from time to time in the reports filed by us with the Securities and Exchange Commission.

     Except for our ongoing obligations to disclose material information as required by applicable law, we undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. All of the above factors are difficult to predict, contain uncertainties that may materially affect our actual results and may be beyond our control. New factors emerge from time to time, and it is not possible for our management to predict all of such factors or to assess the effect of each factor on our business.

     Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore any of these statements included in this document or in the documents incorporated by reference may prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements included in this document, the inclusion of this information should not be regarded as a representation by us or by any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

                                  RISK FACTORS

     An investment in our common stock involves significant risks. In addition to the risks described in our Annual Report on Form 10-K for the year ended December 31, 2003 and the other documents incorporated herein by reference, you should carefully consider the risks described below and the other information in this prospectus before you decide to buy our common stock. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

     A substantial portion of our outstanding common stock is held by affiliates. If these affiliates decide to resell a significant portion of our common stock, the market price of our common stock could drop significantly, even if our business is doing well.

     Assuming the sale of 734,266 shares of our common stock in this offering to unaffiliated purchasers, our affiliates will own approximately 50.1% of our outstanding common stock. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

     Affiliates may only sell their shares on the open market in a registered public offering or in compliance with the volume and other restrictions of Rule 144 of the Securities Act. We have agreed to register the resale of approximately 29 million shares held by our affiliates upon their request and at our expense.

     We may seek to raise funds, and future funding may be dilutive to stockholders or impose operational restrictions.

     Our ability to implement our business strategy depends on our access to an appropriate mix of equity financing and debt financing, including unsecured lines of credit and other forms of secured and unsecured debt. Any future equity financing may be dilutive to our existing stockholders and any future equity securities may have rights, preferences and privileges senior to those of our common stock. Debt financing may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters.

     Tax legislation could adversely affect the price of our stock.

     The federal income tax laws governing REITs and other corporations or the administrative interpretations of those laws may be amended at any time. Any new laws or interpretations may take effect retroactively and could adversely affect our stock price. For example, while REITs historically have enjoyed tax advantages relative to regular C corporations because they are not subject to corporate-level income tax on income they distribute to stockholders, in 2003 Congress enacted the Jobs and Growth Tax Relief Reconciliation Act of 2003 which generally reduced to 15% the maximum marginal rate of tax that individuals pay on corporate dividends for taxable years ending after December 31, 2002 and before January 1, 2009. This reduced tax rate, however, does not apply to dividends paid to individuals by a REIT on its stock except for certain limited amounts. This legislation could make an investment in a REIT comparatively less attractive than an investment in other corporations because dividends paid by REITs will generally not be eligible for the new reduced tax rates that apply for corporate dividends. We cannot predict what effect, if any, this legislation may have on the value of our common stock, either in terms of absolute price or relative to other investments.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the resale of the shares covered by this prospectus, all of which are being offered by the selling stockholders. For additional information see "Selling Stockholders" and "Plan of Distribution" elsewhere in this prospectus.

                                 EQUITY ONE INC.

     We are a self-managed real estate investment trust that principally acquires, renovates, develops and manages community and neighborhood shopping centers located predominantly in high growth markets in the southern United States. These shopping centers are primarily anchored by national and regional supermarket chains or other necessity-oriented retailers such as drug stores or discount retail stores.

     Our executive offices are located at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179 and our telephone number is (305) 947-1664.

                              SELLING STOCKHOLDERS

     Each of the selling stockholders is a former limited partner in IRT Partners L.P. The 734,266 shares of common stock being offered by this prospectus were issued to the selling stockholders in consideration for their limited partnership units of IRT Partners L.P., one of our subsidiaries, following their request for redemption of said units.

     The following table reflects:

     o    The name of each selling stockholder;

     o The number of shares of common stock owned by each selling stockholder before this offering;

     o The number of shares of common stock each selling stockholder is offering for sale under this prospectus; and

     o The number of shares each selling stockholder will own on completion of this offering, assuming the sale by each selling stockholder of all shares being offered.

     Based on the number of our shares of common stock outstanding on November 8, 2004, no selling stockholder currently owns 1% or more of our outstanding shares.

                                                                                  No. of Shares Owned
                                            No. of Shares       No. of Shares     on Completion of the
                     Name                Currently Owned (1)     Offered               Offering
---------------------------------------  -------------------  -----------------  ---------------------
Tamarac Trust, Trust No. 101...........       278,020                 278,020              0
Riverside Trust, Trust No. 102.........       320,845                 320,845              0
Charlotte Square Trust, Trust No. 103..       135,401                 135,401              0


                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares offered hereby, other than any underwriting discounts or selling commissions or other allocable expenses of any underwriter or broker dealer.

     Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers.

     The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, who may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

     We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify us, and may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares, against certain liabilities, including liabilities arising under the Securities Act.

     Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they conform to the requirements of this rule.

                          DESCRIPTION OF CAPITAL STOCK

     The following summarizes certain material terms and provisions of our capital stock. It does not purport to be complete, however, and is qualified in its entirety by reference to Maryland law and by the actual terms and provisions contained in our charter and bylaws, each as amended and restated.

Overview

     Our charter authorizes our board of directors to issue 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Our board of directors may classify or reclassify any unissued shares of capital stock, common, preferred or otherwise, to provide for the issuance of capital stock in other classes or series of securities, to establish the number of shares of capital stock in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualification or term.

     As of October 15, 2004, 72,864,087 shares of our common stock were issued and outstanding and no shares of preferred stock were outstanding. Subject to the New York Stock Exchange rules which require stockholder approval for certain issuances of securities, we may issue, generally without stockholder approval, from time to time, in one or more series, shares of capital stock of any class or series, or securities or rights convertible into shares of capital stock of any class or series, for such consideration as our board of directors may deem advisable, subject to any applicable limitations or restrictions under Maryland law or our charter or bylaws.

General Description of our Common Stock

     General. Subject to the provisions of our charter regarding ownership of shares of capital stock in excess of the aggregate ownership limits described below, our shares of common stock have equal dividend, liquidation and other rights, and have no preference, appraisal or exchange rights. Holders of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

     Distributions. Subject to any preferential rights of any outstanding shares of preferred stock and to the provisions of our charter regarding ownership of shares in excess of the aggregate stock ownership limit, our common stockholders are entitled to receive distributions, when and as authorized by our board of directors, out of legally available funds.

     Voting Rights. Each outstanding share of common stock entitles the holder to one vote on all matters presented to stockholders for a vote, including the election of directors. Except as provided in the terms of any other class or series of stock, the holders of common stock possess the exclusive voting power, subject to the provisions of our charter regarding the ownership of shares of common stock in excess of the aggregate stock ownership limit, or such other limit as provided in our charter or as otherwise permitted by the board of directors.

     Liquidation Rights. Subject to the right of any holders of preferred stock to receive preferential distributions, if we are liquidated, each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities.

     Registrar and Transfer Agent. The registrar and transfer agent for our capital stock is American Stock Transfer & Trust Company.

General Description of Preferred Stock

     General. Under our charter, the board of directors is authorized, subject to certain limitations prescribed by Maryland law and the New York Stock Exchange rules, without further stockholder approval, from time to time to issue up to an aggregate of 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. Subject to the provisions of our charter regarding ownership of shares of capital stock in excess of the aggregate stock ownership limits, each series may have different rights, preferences and designations and qualifications, limitations and restrictions that may be established by our board of directors without approval from the stockholders. Our board of directors may designate for the series:

     o the number of shares of preferred stock to be issued and the offering price of such preferred stock;

     o    the title and stated value of such preferred stock;

     o    dividend rights;

     o dividend rates, periods, or payment dates, or methods of calculation of dividends applicable to such preferred stock;

     o the date from which distributions on such preferred stock shall accumulate, if applicable;

     o the right to convert the preferred stock into a different type of security;

     o    voting rights attributable to the preferred stock;

     o rights and preferences upon our liquidation or winding up of our affairs;

     o    the terms of redemption;

     o the procedures for any auction and remarketing, if any, for such preferred stock;

     o    the provisions for a sinking fund, if any, for such preferred stock;

     o    any listing of such preferred stock on any securities exchange;

     o the terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock, including the conversion price (or manner of calculation thereof);

     o the relative ranking and preferences of such preferred stock as to distribution rights (including whether any liquidation preference as to the preferred stock will be treated as a liability for purposes of determining the availability of assets for distributions to holders of stock ranking junior to the shares of preferred stock as to distribution rights);

     o any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to distribution rights and rights upon the liquidation, dissolution or winding up of our affairs;

     o    any preemptive rights; and

     o    any  other  specific  terms,  preferences,   rights,   limitations  or
          restrictions of such preferred stock.

     If our board of directors decides to issue any preferred stock, it may discourage or make more difficult a merger, tender offer, business combination or proxy contest, assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events were favorable to the interests of stockholders. The board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights and dividend and liquidation preferences which may adversely affect the holders of common stock.

REIT Ownership Limitations

     For us to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares of capital stock, common or preferred, may be owned, actually or constructively, by five or fewer "individuals," which, as defined in the Internal Revenue Code for this purpose, includes some entities. In addition, if we, or an actual or constructive owner of 10% or more of our shares of our capital stock, own, actually or constructively, 10% or more of one of our tenants, then the rent received by us from that "related party tenant" will not be qualifying income for purposes of determining whether we meet the requirements for qualification as a REIT under the Internal Revenue Code unless the tenant is a taxable REIT subsidiary and specified requirements are met. A REIT's shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

     As a means of addressing these requirements, our charter provides that, subject to exceptions, no person may own, or be deemed to own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 9.9%, in value or number of shares of our capital stock, whichever is more restrictive, of the aggregate outstanding shares of stock of any class or series of stock. Under our charter, the board of directors may increase the ownership limit with respect to any class or series of shares of capital stock. In addition, our board of directors, in its sole discretion, may exempt a person from the ownership limits and may establish a new limit applicable to that person if such person submits to the board of directors such representations and undertakings that demonstrate, to the reasonable satisfaction of the board, that such ownership would not jeopardize our status as a REIT under the Internal Revenue Code. Our charter further prohibits any person from transferring any of our common or preferred shares of stock if the transfer would result in our shares of capital stock being owned by fewer than 100 persons or otherwise would cause us not to qualify as a REIT.

     If any transfer of shares of capital stock or any other event would otherwise result in any person violating the ownership limits, then our charter provides that the transfer will be void and of no force or effect with respect to the prohibited transferee with respect to that number of shares of capital stock that exceeds the ownership limits and the prohibited transferee would not acquire any right or interest in the shares. The shares transferred in violation of the ownership limit instead would be transferred automatically to a charitable trust, the beneficiary of which would be a qualified charitable organization selected by us. If the transfer to the charitable trust of the shares that were transferred in violation of the ownership limit is not automatically effective for any reason, then the transfer that resulted in the violation of the ownership limit would be void.

     The charitable trustee will have the sole right to vote the shares of stock that it holds, and any distributions paid on shares held by the charitable trustee would be paid to the beneficiary of the charitable trust. The trustee of the charitable trust would be required to sell the shares of stock transferred in violation of the ownership limit to a person or entity who could own the shares of stock without violating the ownership limit, and to distribute to the prohibited transferee an amount equal to the lesser of the price paid by such person for the shares of stock transferred in violation of the ownership limit or the sales proceeds received by the charitable trust for the shares. In the case of a transfer for no consideration, such as a gift, the charitable trustee would be required to sell the shares of stock to a qualified person or entity and distribute to the prohibited transferee an amount equal to the lesser of the fair market value of the shares of stock on the date of the event causing the shares to be held in the trust or the sales proceeds received by the charitable trust for the shares.

     Under our charter, we, or our designee, would have the right to purchase the shares from the charitable trust at a price per share equal to the lesser of the price per share in the transaction that resulted in the transfer of the shares to the charitable trust, or, in the case of a devise or gift, the market price at the time of such devise or gift, and the market price of such shares on the date we, or our designee, were to agree to purchase the shares. Any proceeds derived from the sale of the shares of capital stock in excess of the amount distributed to the prohibited transferee under these provisions would be distributed to the beneficiary of the charitable trust.

     All persons or entities who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% (or such lower percentage as required by the Internal Revenue Code or U.S. tax regulations) of the outstanding shares of our capital stock must give a written notice to us by January 30 of each year stating the name and address of such owner, the number of shares of our capital stock owned and a description of the manner in which such shares of capital stock are held. In addition, each holder of shares of our capital stock subject to the foregoing ownership requirement shall provide us with such additional information as we may request in order to determine the effect, if any, of such ownership on our status as a REIT and to ensure compliance with the ownership limit discussed above. Finally, each beneficial owner of shares of our capital stock and each person (including the stockholder of record) who is holding shares of our stock as a nominee for a beneficial owner must provide us with such information as we may request, in good faith, in order to determine our status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

     The foregoing restrictions on ownership and transferability would not apply if our board of directors were to determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT under the Internal Revenue Code.

Anti-takeover Effects of Maryland Law

     Statutory Takeover Provisions. Maryland law provides protection for Maryland corporations against unsolicited takeovers by protecting the board of directors with regard to actions taken in a takeover context. The Maryland General Corporation Law provides that the duties of directors will not require them to:

     o accept, recommend, or respond to any proposal by a person seeking to acquire control;

     o make a determination under the Maryland Business Combination Statute or the Control Share Acquisition Statute, as described below;

     o authorize the corporation to redeem any rights under, modify or render inapplicable, a stockholders' rights plan;

     o elect to be subject to any or all of the "elective provisions" described below; or

     o    act or fail to act solely because of:

          - the effect the act or failure to act may have on an acquisition or potential acquisition of control; or

          - the amount or type of consideration that may be offered or paid to stockholders in an acquisition.

     Under Maryland law, there is also a presumption that the act of a director satisfies the required standard of care. In the case of a Maryland corporation, a director must perform his or her duties in good faith, in a manner the director reasonably believes is in the best interests of the corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, an act of a director relating to or affecting an acquisition or a potential acquisition of control is not subject under Maryland law to a higher duty or greater scrutiny than is applied to any other act of a director. This provision creates a Maryland rule which is less exacting than case law in many other jurisdictions which imposes an enhanced level of scrutiny when a board implements anti-takeover measures in a change of control context, and shifts the burden of proof to directors to show that they complied with their fiduciary duties.

     Maryland legislation enacted in 1999 allows publicly held Maryland corporations to elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a Maryland corporation in its charter or bylaws or by resolution adopted by the board of directors, without a vote of stockholders, so long as the corporation has at least three directors who, at the time of electing to be subject to the provisions, are not:

     o    persons seeking to acquire control of the corporation;

     o    officers or employees of the corporation;

     o directors, officers, affiliates or associates of any person seeking to acquire control; or

     o nominated or designated as directors by a person seeking to acquire control.

     Articles supplementary must be filed with the State Department of Assessments and Taxation of Maryland if a Maryland corporation elects to be subject to any or all of the provisions by board resolution or bylaw amendment. Stockholder approval is not required for the filing of articles supplementary.

     The Maryland legislation provides that a corporation can elect to be subject to all or any portion of the following provisions notwithstanding any contrary provisions contained in the corporation's existing charter or bylaws:

     o Classified Board: The corporation may divide its board into three classes which, to the extent possible, will have the same number of directors, the terms of which will expire at the third annual meeting of stockholders after the election of each such class;

     o Two-Thirds Stockholder Vote to Remove Directors Only for Cause: The stockholders may remove any director, as applicable, only by the affirmative vote of at least two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors, but a director may not be removed without cause;

     o Size of Board Fixed by Vote of Board: The number of directors, as applicable, will be fixed only by resolution of the board;

     o Board Vacancies Filled by the Board for the Remaining Term: Vacancies that result from an increase in the size of the board, or the death, resignation, or removal of a trustee or director, may be filled only by the affirmative vote of a majority of the remaining directors even if they do not constitute a quorum. Directors elected to fill vacancies will hold office for the remainder of the full term of the class of trustees or directors in which the vacancy occurred, as opposed to until the next annual meeting of stockholders, and until a successor is elected and qualified; and

     o Stockholder Calls of Special Meetings: Special meetings of stockholders shall be called by the secretary of the corporation only upon the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

     Although we have not specifically elected to be governed by the 1999 legislation, our charter and bylaws, as applicable, contain provisions that are similar to those listed above. See "Provisions of our Charter and Bylaws that May Prevent Takeovers" below. Moreover, our board of directors may elect to be governed by the 1999 legislation in the future.

     Business Combinations with Interested Securityholders. The Maryland Business Combination Act provides that, unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, issuances of shares and other specified transactions, with an "interested stockholder" or its affiliates, for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, unless the stockholders receive a minimum price, as defined under Maryland law, a business combination with an interested stockholder or its affiliates must be recommended by the board of directors and approved by (i) at least 80% of the outstanding voting shares and (ii) at least two-thirds of the outstanding voting shares entitled to be cast, other than voting shares held by the interested stockholder or any of its affiliates. Under the statute, an "interested stockholder" generally is defined to mean a person or group which owns beneficially, directly or indirectly, 10% or more of the voting power of the corporation's shares or an affiliate or an associate of the corporation who, at any time within the two year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which that person otherwise would have become an interested stockholder. These requirements do not apply to a business combination with an interested stockholder or its affiliates if the business combination is exempted by the board of directors before the time the interested stockholder first became an interested stockholder.

     By resolution of our board of directors, we have exempted business combinations between us and any of our officers or directors or any affiliate of our officers or directors. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to those business combinations.

     The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer with respect to business combinations.

     Control Share Acquisitions. The Maryland Control Share Acquisition Act provides that shares of a Maryland corporation that are acquired in a "control share acquisition," which is defined as the acquisition, directly or indirectly, of shares comprising one-tenth or more, but less than one-third, one-third or more, but less than a majority or a majority or more of all voting shares, have no voting rights except:

     o if approved by stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation; or

     o if the acquisition of the shares has been approved or exempted at any time before the acquisition of the shares.

     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.

     A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholder meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

     The Maryland Control Share Acquisition Act is applicable to a publicly traded Maryland corporation unless its charter or bylaws specifically provides that it shall be inapplicable. Our bylaws contain a provision exempting us from the control share acquisition act. There can be no assurance that this provision will not be amended or eliminated at any time in the future, thereby making our company subject to the act.

     Mergers, Consolidations, and Sale of Assets. Under Maryland law, a proposed consolidation, merger, share exchange or transfer of assets must be approved by the affirmative vote of two-thirds of all the votes entitled to vote on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. Our charter reduces the vote requirement to a majority of the votes entitled to be cast.

     However, approval of a merger by stockholders is not required if:

     o the merger does not reclassify or change the terms of any class or series of stock that is outstanding immediately before the merger becomes effective or otherwise require the amendment to the corporation's charter; and

     o the number of shares of stock of such class or series outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of shares of the class or series of stock that is outstanding immediately before the merger becomes effective, or there is no stock outstanding or subscribed for and entitled to be voted on the merger.

     Under these circumstances, a majority vote of the entire board of directors is sufficient for approval.

Provisions of our Charter and Bylaws That May Prevent Takeovers

     Our charter and our bylaws contain provisions that may delay, defer or prevent a change in control of us and make removal of our management more difficult.

     Number of Directors; Removal of Directors; Vacancies. Our charter and bylaws provide that the board of directors may increase or decrease the number of directors provided that the number thereof shall never be less than the minimum number required by Maryland law nor more than 15.

     Pursuant to our charter, subject to the rights of one or more classes or series of preferred stock to elect or remove one or more directors, any and all directors may be removed from office at any time, but only for cause, and by an affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Our charter defines "cause" to mean, with respect to any particular director, the conviction of a felony or a final judgment of a court of competent jurisdiction holding that the director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.

     Under our bylaws, any vacancy on the board of directors for any cause other than an increase in the number of directors shall be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy on the board of directors created by an increase in the number of directors may be filled by a majority vote of the entire board of directors. Any individual so elected as a director shall hold office until the next annual meeting of stockholders and until his successor is elected and qualifies.

     Stockholder Requested Special Meetings. Our bylaws provide that special meetings of stockholders may be called by the board of directors, the chairman of the board, the president or the chief executive officer. Special meetings of the stockholders may also be called by the secretary of the corporation upon the written request of the holders of shares entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

     Stockholder Action by Written Consent. Maryland law permits any action required or permitted to be taken at a meeting of stockholders to be taken by unanimous written consent, if each stock holder entitled to vote on the matter signs such consent and each stockholder entitled to notice signs a waiver of its right to dissent.

     Advance Notice Provisions for Stockholder Nominations and Stockholder New Business Proposals. Our bylaws require advance written notice for stockholders to nominate a director or bring other business before a meeting of stockholders.

     For an annual meeting, a stockholder must deliver notice to our secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the first anniversary of the preceding year's annual meeting. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the applicable anniversary date of the prior year's annual meeting, or the meeting is a special meeting of stockholders at which directors will be elected, notice of a director nomination by a stockholder must be given not earlier than the close of business on the 90th day before the meeting and not later than the close of business on the later of the 60th day before the meeting or the tenth day following the day on which we first made a public announcement of the date of the meeting.

     Our bylaws contain detailed requirements for the contents of stockholder notices of director nominations and new business proposals.

     The foregoing provisions, together with the ability of the board of directors to issue preferred stock without further stockholder action, may delay or frustrate the removal of incumbent directors or the completion of transactions that would be beneficial, in the short term, to our stockholders. The provisions may also discourage or make more difficult a merger, tender offer, other business combination or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events would be favorable to the interests of our stockholders.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of the material U.S. federal income tax considerations applicable to us and to our stockholders and to our election to be taxed as a REIT. It is not tax advice. This summary is not intended to represent a detailed description of the U.S. federal income tax consequences applicable to a particular stockholder in view of any person's particular circumstances and is not intended to represent a description of the U.S. federal income tax consequences applicable to stockholders subject to special treatment under the U.S. federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions and securities broker-dealers.

     The sections of the Internal Revenue Code, or the Code, relating to our qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the U.S. federal income tax treatment of a REIT and its stockholders. The information in this section is based on the Code, current, temporary and proposed Treasury regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, or IRS, and court decisions, in each case as of the date of this prospectus. This summary describes certain REIT rules as amended or enacted by the American Jobs Creation Act of 2004, enacted October 22, 2004, which we refer to as the 2004 Act. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings, which are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury regulations, administrative interpretations and practices and court decisions may adversely affect the tax considerations described in this discussion. Any change could apply retroactively to transactions preceding the date of the change. Except as described below, we have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment or the treatment of our stockholders, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations described in this discussion will not be challenged by the IRS or, if challenged, will be sustained by a court.

     You are urged to consult your own tax adviser regarding the federal, state, local, foreign and other tax consequences to you of the purchase, ownership and sale of our securities and our election to be taxed as a REIT.

Taxation of the Company as a REIT

   General

     We elected to be taxed as a REIT under sections 856 through 860 of the Code, commencing with our taxable year beginning January 1, 1995, and we believe we have been organized and have operated in a manner that allows us to qualify for taxation as a REIT since then. We intend to continue to operate in this manner, but there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT.

     In connection with this offering, our tax counsel is rendering an opinion to the effect that, commencing with our taxable year that began January 1, 1995, we have been organized in conformity with the requirements for qualification as a REIT, and our method of operation has enabled us to meet, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations that we will make as to factual matters, including representations to be made in a factual certificate to be provided by one of our officers. In addition, this opinion will be based on our factual representations set forth in this prospectus. Our tax counsel will have no obligation to update its opinion subsequent to the date it is rendered. Moreover, our qualification and taxation as a REIT depend on our ability to meet, through actual annual operating results, asset diversification, distributions and diversity of stock ownership, the various qualification tests imposed by the Code, discussed below, the results of which will not be reviewed by our tax counsel. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at anytime.

     If we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income tax on our net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" that generally results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and again at the stockholder level when the income is distributed. We will be required to pay U.S. federal income tax, however, as follows:

     o We will be required to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

     o We may be required to pay the "alternative minimum tax" on our items of tax preference.

     o If we have (1) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on that income. Foreclosure property is generally defined as property acquired by foreclosure or after a default on a loan secured by the property or a lease of the property.

     o We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

     o If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but we have otherwise maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to (1) the greater of (a) the amount by which 75% of our gross income exceeds the amount of our gross income qualifying for the 75% gross income test, described below, and (b) the amount by which 90%, or, effective January 1, 2005, pursuant to the 2004 Act, 95%, of our gross income exceeds the amount of our gross income qualifying for the 95% gross income test, described below, multiplied by (2) a fraction intended to reflect our profitability.

     o    If we fail to distribute  during any calendar year at least the sum of
          (1) 85% of our real estate investment trust ordinary income for that year, (2) 95% of our real estate investment trust capital gain net income for that year and (3) any undistributed ordinary income and net capital gain from prior periods, we will be required to pay a 4% excise tax on the excess of that required distribution over the amounts actually distributed.

     o If we acquire any asset from a corporation that is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of that asset during the ten year period beginning on the date we acquired the asset, we will be required to pay tax at the highest regular corporate tax rate on the lesser of (1) the amount of that gain and (2) the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate level tax. In addition, if we recognize gain on the disposition of any asset during the ten year period beginning on the first day of the first taxable year for which we qualified as a REIT and we held the asset on that day, we will be required to pay tax at the highest regular corporate tax rate on the lesser of (1) the amount of that gain and (2) the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the first day of the first taxable year for which we qualified as a REIT. Prior to February 4, 2000, the rules described in this paragraph with respect to the recognition of gain required us to make a timely election under the relevant Treasury regulations or a prior IRS notice with respect to assets acquired from a C corporation that have a carryover basis and assets that we owned on the first day of the first taxable year for which we qualified as a REIT, and we made timely elections. Since February 4, 2000, an election is no longer required.

     o A 100% tax may be imposed on certain items of income and expense that are paid directly or constructively between us and a taxable REIT subsidiary (as described below) if and to the extent the IRS successfully adjusts the reported amount of those items.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association:

     (1)  that is managed by one or more trustees or directors,

     (2) that issues transferable shares or transferable certificates to evidence beneficial ownership,

     (3) that would be taxable as a domestic corporation but for sections 856 through 860 of the Code,

     (4) that is not a financial institution or an insurance company within the meaning of the Code,

     (5)  that is beneficially owned by 100 or more persons,

     (6) not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, including specified entities in certain circumstances, during the last half of each taxable year, and

     (7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

     The Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of condition (6), an "individual" generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

     We have satisfied condition (5) and believe that we have satisfied condition (6). In addition, our charter provides for restrictions on the ownership and transfer of our stock. Those restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. The ownership and transfer restrictions pertaining generally to our common stock are described in the section entitled "Description of Common and Preferred Stock--REIT Ownership Limitations". There can be no assurance that those transfer restrictions in all cases will prevent a violation of the stock ownership provisions described in conditions (5) and (6) above. To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual owners of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the stock, i.e., the persons required to include in gross income the dividends we distribute. If we satisfy these requirements and have no reason to know that condition (6) is not satisfied, we will be deemed to have satisfied condition (6).

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have a calendar year.

     Ownership of Qualified REIT Subsidiaries and Interests in Partnerships. We own and operate a number of properties through subsidiaries. Section 856(i) of the Code provides that a corporation that is a "qualified REIT subsidiary" will not be treated as a separate corporation for U.S. Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" will be treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of those subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit.

     We have received a ruling from the IRS to the effect that each of the subsidiaries we owned on January 1, 1995, the effective date of our REIT election, was a qualified REIT subsidiary. Moreover, with respect to each of our subsidiaries formed after January 1, 1995 and before January 1, 1998, we have owned 100% of the stock of that subsidiary at all times during the period that subsidiary has been in existence. For taxable years beginning on or after January 1, 1998, any corporation wholly owned by a REIT is permitted to be treated as a "qualified REIT subsidiary" regardless of whether that subsidiary has always been owned by the REIT. Therefore, all of our subsidiaries are "qualified REIT subsidiaries" within the meaning of the Code, other than one subsidiary for which "taxable REIT subsidiary" election has been made.

     Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership. In addition, we will take into account the income of the partnership attributable to our proportionate interest in the partnership. The assets and gross income of the partnership will retain the same character in our hands for purposes of section 856 of the Code, including satisfying the asset tests and gross income tests described below. The treatment described above also applies to limited liability companies that are treated as partnerships. Thus, our proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies that are treated as partnerships in which we are a partner or a member, respectively, will be treated as our assets, liabilities and items of income for purposes of applying the income tests and asset tests applicable to a REIT.

     Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

     o First, in each taxable year, we generally must derive at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including rents from real property or interest on mortgage loans or (b) certain types of temporary investments.

     o Second, in each taxable year, we generally must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments that qualify for the 75% test and (b) dividends, interest or gain from the sale or disposition of stock or securities.

     For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT only if the following conditions are met:

     o First, the amount of rent is not based in whole or in part on the income or profits of any person. However, an amount generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     o Second, neither we nor an actual or constructive owner of 10% or more of our stock owns, actually or constructively, 10% or more of the equity interests in the tenant.

     o Third, rent attributable to personal property leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, the portion of the rent attributable to personal property will not qualify as "rents from real property."

     o Finally, we generally must not operate or manage our property or furnish or render services to our tenants, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and that are not otherwise considered "rendered to the occupant" of the property. In addition, we may employ a taxable REIT subsidiary that we own, in whole or in part, to provide both customary and noncustomary services to our tenants without causing the rent we receive from those tenants to fail to qualify as "rents from real property."

     We generally do not intend to receive rent that fails to satisfy any of the foregoing conditions unless, based on the advice of our tax counsel, doing so will not jeopardize our status as a REIT.

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT if we are entitled to relief under the Code. Generally, we may avail ourselves of the relief provisions if:

     o our failure to satisfy the gross income tests was due to reasonable cause and not willful neglect,

     o we attach a schedule of the sources of our income to our U.S. federal income tax return, and

     o any incorrect information on the schedule is not due to fraud with intent to evade tax.

     It is not possible to predict whether in all circumstances we would be entitled to the benefit of the relief provisions. As discussed above under "--General," even if the relief provisions apply, a 100% tax would be imposed with respect to our non-qualifying income.

     Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Prohibited transaction income may also have an adverse effect on our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends on all the facts and circumstances with respect to a particular transaction. We hold our properties for investment with a view to long-term appreciation, we are engaged in the business of acquiring, developing, owning and operating our properties and we make occasional sales of properties consistent with our investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of those sales is subject to the 100% penalty tax.

     Asset Tests. At the close of each quarter of our taxable year, we must satisfy the following tests relating to the nature and diversification of our assets.

     o First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, qualifying assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a public debt offering with a term of at least five years, but only for the one-year period beginning on the date we receive the proceeds.

     o Second, not more than 25% of our total assets may be represented by securities other than those that satisfy the 75% asset test.

     o Third, for taxable years ending on or before December 31, 2000, of the investments included in the 25% asset class, the value of any one issuer's securities that we own may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer's outstanding voting securities.

     o For taxable years beginning after December 31, 2000, (a) not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries, and (b) except for the securities of a taxable REIT subsidiary and securities that satisfy the 75% asset test, (i) not more than 5% of the value of our assets may be represented by securities of any one issuer, and (ii) we may own more than 10%, by vote or value, of any one issuer's outstanding securities. For purposes of the 10% value test, securities generally do not include (i) straight debt that we own or (ii) any loan to an individual or an estate, any section 467 rental agreement, any obligation to pay rents from real property, certain governmental securities and securities issued by a REIT. In general, subject to certain exceptions, straight debt is any written unconditional promise to pay on demand or on a specified date a fixed amount of money if the interest rate and interest payment dates are not contingent on profits, the borrower's discretion or similar factors, and the debt is not convertible, directly or indirectly, into stock. Special rules apply with respect to certain securities issued by a partnership and to a REIT's interest as a partner in a partnership. The foregoing description reflects changes made to the applicable rules by the 2004 Act which are effective for taxable years beginning after December 31, 2000. Effective January 1, 2005, pursuant to the 2004 Act, any failure to satisfy the requirements described in clause (b) above will be disregarded if the failure does not exceed the lesser of $10,000,000 and one percent of the total value of our assets at the end of the quarter for which the measurement is done and if we satisfy those requirements within six months of the last day of the quarter in which identification of our failure occurred (or other time period that the IRS prescribes). Effective January 1, 2005, pursuant to the 2004 Act, any failure to satisfy the requirements of the asset tests set forth in this bullet point and the preceding three bullet points will be disregarded if the failure exceeds the monetary limitation described in clause (i), we properly disclose the assets that caused the failure, the failure was due to reasonable cause and not willful neglect, we satisfy the applicable requirements within six months of the last day of the quarter in which identification of our failure occurred (or other time period that the IRS prescribes) and we pay a tax equal to the greater of $50,000 and the product of the highest rate of corporate income tax and the income from the disclosed assets for the period we owned those assets and they caused us to fail the REIT requirements.

     We currently have numerous direct and indirect wholly-owned subsidiaries. As set forth above, the ownership by a REIT of more than 10% of the voting securities of any one issuer is prohibited unless that subsidiary is a taxable REIT subsidiary. However, our subsidiaries, other than one subsidiary for which a "taxable REIT subsidiary" election has been made, are "qualified REIT subsidiaries" as defined in the Code and, as such, will not be treated as separate corporations for U.S. federal income tax purposes and will not cause us to fail the asset tests.

     After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by the disposition of sufficient nonqualifying assets within 30 days after the close of the quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take those other actions within 30 days after the close of any quarter that may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within that time period, we would cease to qualify as a REIT.

     Taxable REIT Subsidiary. As discussed above, for taxable years beginning after December 31, 2000, a REIT may own more than 10%, by vote or value, of the securities of an issuer if the issuer is a taxable REIT subsidiary of the REIT. A corporation qualifies as a taxable REIT subsidiary of a REIT if the corporation jointly elects with the REIT to be treated as a taxable REIT subsidiary of the REIT. Dividends from a taxable REIT subsidiary will be nonqualifying income for purposes of the 75% gross income test but not the 95% gross income test. Other than certain activities relating to lodging and health care facilities, a taxable REIT subsidiary generally may engage in any business, including the provision of customary or noncustomary services to tenants of its parent REIT.

     The Code imposes restrictions, applicable to taxable years beginning after December 31, 2000, that generally are intended to ensure that transactions between a REIT and its taxable REIT subsidiary occur at arm's length and on commercially reasonable terms. Included among them is a provision that prevents a taxable REIT subsidiary from deducting interest on direct or indirect indebtedness to its parent REIT if, under a specified series of tests, the taxable REIT subsidiary is considered to have an excessive interest expense level and debt to equity ratio. In some cases, the Code imposes a 100% tax on a REIT if its rental, service and/or other agreements with its taxable REIT subsidiaries are not on arm's length terms.

     We own the stock of one corporation for which a taxable REIT subsidiary election has been made.

     Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

     o The sum of:

          o    90% of our REIT taxable income, and

          o 90% of the our after-tax net income, if any, from foreclosure property,

         minus

          o the excess of the sum of specified items of non-cash income items over 5% of our REIT taxable income.

For purposes of the foregoing tests, our REIT taxable income is computed without regard to the dividends paid deduction and our net capital gain. Non-cash income items include income attributable to leveled stepped rents, original issue discount or purchase money discount debt and a like-kind exchange that is later determined to be taxable. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.

     We must pay these distributions in the taxable year to which they relate or in the following taxable year provided we declare them before we timely file our tax return for the year to which they related and provided we pay them within the 12-month period following the close of that taxable year and not later than the date of the first regular dividend payment made after that declaration. The amount distributed must not be preferential, that is, each holder of shares of common stock and each holder of shares of each class of preferred stock must receive the same distribution per share. To the extent we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, or less than all of our net capital gain, we will be subject to tax on the undistributed amounts at regular corporate tax rates.

     We expect our REIT taxable income to be less than our cash flow because of depreciation and other non-cash charges included in computing our REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy our distribution requirement. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of those expenses in arriving at our taxable income. In the event those timing differences occur, in order to meet the distribution requirement, we may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     We may be able to rectify a failure to meet the distribution requirement for a year by distributing "deficiency dividends" in a later year which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. Effective January 1, 2005, pursuant to the 2004 Act, a REIT may avail itself of the deficiency dividend procedure in cases where it unilaterally identifies a failure to pay the required amount. We will be required, however, to pay interest based on the amount of any deduction claimed for deficiency dividends, and we would be subject to any applicable penalty provisions.

     In addition, we will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during any calendar year, or in the case of distributions with declaration and record dates falling in the last three months of a calendar year, by the end of the January immediately following that year, at least the sum of 85% of our ordinary income for that year, 95% of our capital gain net income for that year, plus, in each case, any undistributed ordinary income or capital gain net income, as the case may be, from prior periods. Any ordinary income or capital gain net income on which this excise tax is imposed for any year is treated as an amount distributed that year for purposes of calculating the tax.

     Failure to Qualify. If we fail to qualify for taxation as a REIT in any taxable year before our taxable year beginning January 1, 2005, and if the relief provisions do not apply, we will be subject to tax, including possibly the alternative minimum tax, on our taxable income at regular corporate rates. The failure to qualify for taxation as a REIT could have a significant adverse effect on the market value and marketability of the securities offered by this prospectus. In any year in which we fail to qualify as a REIT, we will not be able to deduct, and we will not be required to make, distributions to stockholders. As a result, our failure to qualify as a REIT would substantially reduce the amount of our cash available for distribution to stockholders. In that event, to the extent of our current and accumulated earnings and profits, as computed for U.S. federal income tax purposes, all of our distributions to stockholders will be taxable as ordinary income and, subject to applicable limitations, corporate stockholders will be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost qualification. However, effective with our taxable year beginning January 1, 2005, pursuant to the 2004 Act, if we fail to satisfy the requirements for taxation as REIT by reason of one or more failures that are due to reasonable cause and not willful neglect (other than failures with respect to the 95% and 75% gross income tests and the new rules described above for failures to satisfy the asset tests) , and if we pay a penalty of $50,000 for each such failure, our election to be taxable as a REIT will not terminate.

Tax Aspects of the Partnerships

     General. A portion of our investments is held through our partnerships and limited liability companies, which, for U.S. federal income tax purposes, are generally treated as partnerships. References to partnerships in the following discussion also apply to our limited liability companies. In general, partnerships are "pass-through" entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include in our income our proportionate share of our partnerships' income, gain, loss, deduction and credit for purposes of the various REIT income tests and in the computation of our REIT taxable income. In addition, we include our proportionate share of assets held by our partnerships in the REIT asset tests.

     Partnership Classification for Tax Purposes. Treasury regulations that are effective as of January 1, 1997 provide that a domestic partnership is generally taxed as a partnership unless it elects to be taxed as an association taxable as a corporation. None of the partnerships in which we are a partner has made or intends to make that election. These Treasury regulations provide that a partnership's claimed classification will be respected for periods prior to January 1, 1997 if the entity had a reasonable basis for its claimed classification and had not been notified in writing on or before May 8, 1996 that its classification was under examination. If any of our partnerships were treated as an association taxable as a corporation for a prior period, and if
(i) our interest in any of those partnerships possessed more than 10% of the total voting power of all of the partnership interests or, for taxable years beginning after December 31, 2000, more than 10% of the total voting power or value of all of the partnership's interests, or (ii) the value of that interest exceeded 5% of the value of our assets, we would cease to qualify as a REIT for that period and possibly later periods. Moreover, a deemed change in classification of that partnership from an association taxable as a corporation to a partnership effective on or after January 1, 1997 would be a taxable event. We believe that each of our partnerships has been treated properly for tax purposes as a partnership and not as an association taxable as a corporation. However, no assurance can be given that the IRS may not successfully challenge the status of any of our partnerships.

     Tax Allocation with Respect to Our Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes. That carryover basis is equal to the contributing partner's adjusted basis in the property rather than the fair market value of the property at the time of contribution. Section 704(c) of the Code requires the allocation of income, gain, loss and deduction attributable to the contributed property in a manner that allocates the unrealized gain or unrealized loss associated with the property at the time of the contribution to the contributing partner. The amount of the unrealized gain or unrealized loss, also known as a "book-tax difference," generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted basis of the property at that time. Those allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

     In general, partners who have contributed to our partnerships their interests in properties with a book-tax difference will be allocated lower amounts of depreciation deductions for tax purposes than if those deductions were determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that have a book-tax difference, all taxable income attributable to the book-tax difference generally will be allocated to the contributing partners, and our companies that are the direct partners of our partnerships generally will be allocated only their share of gains attributable to appreciation, if any, occurring after the acquisition of those properties. These allocations will tend to eliminate the book-tax difference over the life of our partnerships. However, the allocation rules of section 704(c) of the Code do not always entirely eliminate the book tax difference on an annual basis or with respect to a specific taxable transaction like a sale. In those cases, the carryover basis of the contributed assets in the hands of our partnerships may cause us to be allocated lower depreciation and other deductions and thereby cause us to be allocated more taxable income than if there were no book-tax difference. As a result, we could recognize taxable income in excess of distributed amounts, which might adversely affect our ability to comply with the REIT distribution requirements, and we may realize income on the distribution of cash because our basis has not increased sufficiently from income allocations. See "Taxation of the Company as a REIT -- Annual Distribution Requirements."

     Basis in Partnership Interests. Our adjusted tax basis in our interest in a partnership generally will be equal to:

     o the amount of cash and the basis of any other property that we contributed to the partnership;

     o    increased by: o our allocable share of the partnership's income; and

     o    our allocable share of any indebtedness of the partnership; and

     o    decreased, but not below zero, by our allocable share of:

     o    losses incurred by the partnership;

     o    the amount of any cash distributed to us; and

     o    the  amount  of  any  constructive   distributions  resulting  from  a
          reduction in our share of any indebtedness of the partnership.

     If a partner's distributive share of a partnership's loss exceeds the adjusted tax basis of the partner in its partnership interest, the partner will not be entitled to a deduction for that excess loss until and to the extent the partner has an adjusted tax basis in its partnership interest. To the extent distributions by a partnership and any decrease in a partner's share of indebtedness of the partnership (which is treated as a constructive distribution to the partner) exceed the adjusted tax basis of the partner's partnership interest, those excess distributions constitute taxable income to the partner. That taxable income generally will be characterized as long-term capital gain if the partner has held its partnership interest for more than one year, subject to a reduced maximum tax rate described below in the case of noncorporate taxpayers. Under current law, capital gains and ordinary income of corporations are taxed at the same marginal rates.

     Sale of the Partnerships' Properties. Our share of any gain that a partnership recognizes on a sale of any property the partnership holds as inventory or other property held primarily for sale to customers in the ordinary course of business will be income from a prohibited transaction that is subject to a 100% penalty tax. Prohibited transaction income may also have an adverse effect on our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends on all the facts and circumstances with respect to a particular transaction. Our partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating their properties, and other properties, and to make occasional sales of properties, including peripheral land, consistent with our partnerships' investment objectives.

Taxation of Holders

   U.S. Holders

     A "U.S. Holder" is a beneficial owner of our common stock that for U.S. federal income tax purposes, is:

          o    a citizen or individual resident of the United States;

          o a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the law of the United States or any of its political subdivisions;

          o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

          o a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

     For any taxable year in which we qualify as a REIT, a taxable U.S. Holder will be taxed as set forth below.

     Dividend Distributions Generally. A distribution we pay on our common stock to a U.S. Holder, other than a capital gain dividend, will constitute a dividend to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and, to that extent, will constitute ordinary income. Our dividends are not eligible for the dividends-received deduction available to corporations. Any distribution we make that exceeds our current and accumulated earnings and profits will be treated first as a tax-free return of capital, reducing the U.S. Holder's tax basis in our stock to the extent thereof, and thereafter as gain recognized as if the U.S. Holder had sold our stock. Dividends we declare in October, November or December of any year payable to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by our stockholders on December 31 of that year, provided we actually pay the dividends during January of the following calendar year. A U.S. Holder is not allowed to take any loss we may incur into account on his own U.S. federal income tax returns.

     We will be deemed to have sufficient earnings and profits to treat as a dividend any distribution we make up to the amount required to be distributed to avoid imposition of the 4% excise tax discussed in "Taxation of the Company as a REIT -- Annual Distribution Requirement" above.

     Recently enacted U.S. federal income tax legislation reduced the maximum rate of U.S. federal income tax that noncorporate taxpayers pay on dividends to 15%. That legislation, however, generally does not apply to dividends paid by a REIT, except to the extent of dividends attributable to (i) income on which the REIT paid tax, for example, in cases when the REIT has distributed less than all of its REIT taxable income or sold property subject to corporate tax because it was acquired from a C corporation within the preceding ten years with a carryover basis, (ii) dividends the REIT received from other REITs to the extent those dividends qualify for the 15% maximum rate, (iii) dividends the REIT received from corporations other than REITs and (iv) actual or deemed capital gain distributions by the REIT, except to the extent attributable to depreciation recapture, which remains subject to a 25% tax rate. A number of conditions must be satisfied to qualify for the new 15% tax rate, including the following. First, with respect to a qualifying dividend other than an actual or deemed capital gain distribution, a U.S. Holder must also satisfy certain unhedged holding period requirements with respect to the stock on which the dividend is paid. Second, a U.S. Holder must not receive a payment in lieu of a dividend on the stock, for example, when a broker lends that U.S. Holder stock. Third, a U.S. Holder must not be obligated to make related payments with respect to any position in substantially similar or related property. Fourth, in determining the amount of a U.S. Holder's deductible investment interest expense, if any, a dividend is treated as investment income only if that U.S. Holder elects to treat the dividend as not eligible for the maximum rate. The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. In the case of dividends that otherwise would be taxed at the 10% or 15% rates, the new maximum rate is 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated. The new reduced tax rates on dividends apply to taxable years beginning after December 31, 2002 and before January 1, 2009.

     Capital Gain Dividends. A U.S. Holder will treat a distribution that we properly designate as a capital dividend as long-term capital gain, to the extent it does do not exceed our actual net capital gain for the taxable year, without regard to the period the U.S. Holder has held the stock. However, a corporate stockholder may be required to treat up to 20% of certain capital gain dividends as ordinary income. A capital gain dividend is not eligible for the dividends-received deduction available to corporations.

     We may elect to retain and pay U.S. federal income tax on any net capital gain we may recognize in any taxable year. Net capital gain is the excess of net long-term capital gain over net short-term capital loss. In addition, we may elect to treat our stockholders as receiving an amount not in excess of our net capital gain for the taxable year. In that case, a U.S. Holder will include in income his proportionate share of our undistributed net capital gain as long-term capital gain. The U.S. Holder also will be deemed to have paid his proportionate share of tax we paid on our net capital gain and will receive a credit or refund for the amount of that tax in computing his U.S. federal income tax liability. A U.S. Holder's basis in our shares will increase by the amount of the undistributed long-term capital gain he includes in income, reduced by the U.S. Holder's share of our tax paid on that gain.

     When a REIT designates a distribution as a capital gain dividend, the REIT may also designate the portions of the distribution that are subject to the different tax rates applicable to different categories of capital gains. Depreciation recapture, for example, is subject to a maximum rate of 25%. These additional designations by the REIT are effective only to the extent they do not exceed certain limitations.

     Certain Dispositions of Shares. In general, a U.S. Holder will recognize capital gain or loss on a sale or other taxable disposition of our stock equal to the difference between (1) the amount of cash and the fair market value of any property he receives on that disposition and (2) the U.S. Holder's adjusted basis in that stock. A loss that a U.S. Holder recognizes on a taxable disposition of our stock held for less than six months, after applying certain holding period rules, will be treated as a long-term capital loss to the extent of any capital gain dividend the selling U.S. Holder received on that stock.

     Recently enacted U.S. federal income tax legislation reduced the maximum rate of tax on the adjusted net capital gain of an individual, trust or estate to 15% (or, with respect to adjusted net capital gain that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The new reduced tax rates apply for purposes of both the regular tax and the alternative minimum tax. The lower rates of 8% and 18% for assets held more than five years were repealed. The new rules apply to taxable years ending on or after May 6, 2003 and before January 1, 2009, after which the maximum tax rate on adjusted net capital gain will be 20%.

     Passive Activity Loss and Investment Interest Limitations. A U.S. Holder may not treat distributions received from us or any gain recognized on a disposition of our stock as passive activity income. Therefore, you will not be able to apply any "passive losses" against that income or gain. Dividends we pay, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of the investment interest limitation, although they will not be treated as investment income unless the recipient elects to treat them as not eligible for the new maximum tax rates on dividends, to the extent they qualify. Net capital gain from the disposition of our stock and capital gain dividends generally will be excluded from investment income unless the recipient elects to have that gain taxed as ordinary income.

     Backup Withholding and Information Reporting for our Distributions. We report to our U.S. Holders and the IRS the amount of dividends we paid during the preceding calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding with respect to dividends paid unless the stockholder either is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Holder that does not provide us with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. A U.S. Holder may obtain a credit for or, to the extent entitled, a refund of any amounts withheld under the backup withholding rules, provided the appropriate documentation is provided to the IRS. In addition, we may be required to withhold a portion of any capital gain dividends we make to any U.S. Holders who fail to certify their non-foreign status to us.

   Tax-Exempt Stockholders

     A distribution we make to a tax-exempt employee pension trust or other domestic tax-exempt stockholder generally will not constitute "unrelated business taxable income," or UBTI, unless the stockholder has borrowed funds to acquire or carry our stock. A qualified trust, however, that holds more than 10% by value of the shares of a pension-controlled REIT may be required in certain circumstances to treat a certain percentage of that REIT's distributions as UBTI. The restrictions on ownership of stock in our charter generally will prevent application of the provisions treating a portion of our distributions as UBTI to a tax-exempt entity holding our stock.

   Non-U.S. Holders

     The rules governing the U.S. federal income taxation of a Non-U.S. Holder of our stock or other securities are complex. We intend the following discussion to be only a summary of those rules. A Non-U.S. Holder refers to a beneficial owner of our stock or other securities that is a nonresident alien individual, foreign corporation, foreign trust or foreign estate. For purposes of this discussion, "U.S. trade or business income" of a Non-U.S. Holder generally means a dividend, a capital gain dividend (in taxable years beginning before October 22, 2004), a retained net capital gain or gain on a sale or other taxable disposition of our stock if that dividend, capital gain dividend, retained net capital gain or gain is (i) effectively connected with trade or business conducted by the Non-U.S. Holder within the United States and (ii) in most cases of a resident of a country with which the United States has an income tax treaty, attributable to a permanent establishment (or fixed base) of the Non-U.S. Holder in the United States. A prospective Non-U.S. Holder should consult his own tax adviser to determine the effects of federal, state, local and foreign tax laws on an investment in our shares, including any reporting requirements.

     Taxation of Dividends. Distributions to a Non-U.S. Holder of our common stock that are not attributable to gain from our sale or exchange of a United States real property interest and that we do not designate as capital gain dividends or retained net capital gain will be treated as ordinary dividend income to the extent that they are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Those distributions generally will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. However, if a dividend is U.S. trade or business income, the Non-U.S. Holder generally will be subject to U.S. federal income tax at graduated rates in the same manner as a U.S. Holder is taxed with respect to that dividend, and a Non-U.S. Holder that is a corporation may also be subject to the branch profits tax at a rate of 30% (or lower treaty rate). We expect to withhold tax at the rate of 30% of the gross amount of any distributions we make to a Non-U.S. Holder with respect to our stock unless:

     o a lower treaty rate applies and the Non-U.S. Holder files with us an IRS Form W-8BEN evidencing eligibility for that reduced rate, or

     o the Non-U.S. Holder files an IRS Form W-8ECI with us claiming that the distribution is U.S. trade or business income.

     Any distribution we make that exceeds our current and accumulated earnings and profits will be treated first as a tax-free return of capital, reducing the Non-U.S. Holder's tax basis in our stock to the extent thereof, and thereafter as gain recognized as if the Non-U.S. Holder sold our stock. Any amount treated as gain recognized on a sale of our stock will be subject to U.S. federal income tax if the Non-U.S. Holder would be subject to tax on an actual sale of our stock, as discussed below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of a distribution at the same rate we would withhold on a dividend. However, amounts so withheld are creditable against the Non-U.S. Holder's U.S. federal income tax liability, if any, or are refundable by the IRS to the extent the Non-U.S. Holder has overpaid its U.S. federal income tax liability. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits if our stock is a United States real properly interest. As discussed below, our stock would be a United States real property interest if we are not a domestically-controlled
REIT and if our stock is not regularly traded on an established securities market (or, even if it is so regularly traded, stock held by a stockholder that owns, or has owned at any time during the five-year period ending on the date of disposition, more than 5% of our stock would be a United States real property interest). We believe that our stock is regularly traded on an established securities market. In addition, we believe that we should be a domestically-controlled REIT, although no assurance can be given that we will not become, or that we are not now, a non-domestically-controlled REIT. Although we intend to withhold at a rate of 30% on the entire amount of any distribution we pay to Non-U.S. Holders, to the extent we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

     Distributions Attributable to Gain from the Sale of Exchange of a United States Real Property Interest. In taxable years beginning before October 22, 2004, under section 897 and other related sections of the Internal Revenue Code, also known as FIRPTA, or Foreign Investment in Real Property Tax Act of 1980, as subsequently amended, in any taxable year we qualify as a REIT, a Non-U.S. Holder will be subject to U.S. federal income tax on any distribution we make that is attributable to gain from our sale or other taxable disposition of a United States real property interest. In general, a United States real property interest includes any interest in real property located in the United States, other than an interest solely as a creditor. A Non-U.S. Holder will be taxable on those gains as if they were U.S. trade or business income. Noncorporate Non-U.S. Holders thus would be taxed at the capital gain rates applicable to U.S. Holders, subject to the alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA also may be subject to the branch profits tax at a rate of 30% (or lower treaty rate) in the hands of a Non-U.S. Holder that is a corporation. We are required to withhold tax equal to 35% of the amount of distribution to Non-U.S. Holders that we designate (or, if greater, the amount that we could designate) as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Holder's U.S. federal income tax liability, if any, or is refundable by the IRS to the extent it exceeds that tax liability.

     However, effective for taxable years beginning after October 22, 2004, pursuant to the 2004 Act, a capital gain dividend attributable to our disposition of a U.S. real property interest generally will not be U.S. trade or business income, provided the distribution is received with respect to a class of stock that is regularly traded on an established securities market in the United States and the Non-U.S. Holder does not own more than 5% of that class of stock at any time during the taxable year in which the distribution is received. Those dividends will be subject to tax as regular dividends as described in "--Non-U.S. Holders--Taxation of Dividends."

     Sales of Our Stock by a Non-U.S. Holder. Gain recognized by a Non-U.S. Holder upon a sale of our stock generally will not be subject to U.S. federal income tax under FIRPTA if we are a domestically controlled REIT. A domestically-controlled REIT is a REIT in which at all times during the five-year period ending on the date of disposition less than 50% in value of the stock was held directly or indirectly by Non-U.S. Holders. We believe that we should be a domestically-controlled REIT and that, therefore, gain that a Non-U.S. Holder recognizes on a sale or other taxable disposition of our stock would not be subject to U.S. federal income tax, although we cannot provide any assurance to that effect. Because our stock is publicly traded, we cannot assure our investors that we are or will remain a domestically-controlled REIT. Even if we are not a domestically-controlled REIT, however, a Non-U.S. Holder that does not own, actually and constructively, more than 5% of our stock at any time during the five-year period ending on the date of disposition will not be subject to U.S. federal income tax pursuant to FIRPTA on any gain recognized on a sale or other taxable disposition of our stock if our stock is traded on an established securities market, like the New York Stock Exchange, where our stock is currently listed.

     If gain recognized on a sale or other taxable disposition of our stock were subject to tax under FIRPTA, the Non-U.S. Holder generally would be subject to U.S. federal income tax on that gain in the same manner as would a U.S. Holder.

     A purchaser of our stock from a Non-U.S. Holder will not be required to withhold on the purchase price if our stock is regularly traded on an established securities market or if we are a domestically-controlled REIT. Otherwise, a purchaser of our stock generally would be required to withhold 10% of the purchase price and remit that amount to the IRS unless the purchaser receives appropriate certification from the seller that it is a U.S. Holder or that another exemption from withholding applies. Our stock currently is traded on the New York Stock Exchange. We believe that our stock is regularly traded on an established securities market at this time. In addition, we believe that we should not be a domestically-controlled REIT, although no assurance can be given that we will not become, or that we are not now, a domestically-controlled REIT.

     Gain recognized by a Non-U.S. Holder on a sale or other taxable disposition of our which is not subject to FIRPTA nevertheless will be subject to U.S. federal income tax if:

     o income from the Non-U.S. Holder's investment in our stock is U.S. trade or business income, in which case the Non-U.S. Holder will be subject to U.S. federal income tax on that gain in the same manner as should a U.S. Holder, subject to the alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the branch profits tax at a rate of 30% (or lower treaty rate) in the case of a Non-U.S. Holder that is a corporation, or

     o the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's net U.S. source capital gain.

     U.S. Estate Tax. Upon the death of an individual Non-U.S. Holder, that individual's stock will be treated as part of his U.S. estate for purposes of the U.S. estate tax, except as an applicable estate tax treaty may provide otherwise.

     Backup  Withholding  Tax and  Information  Reporting.  If the proceeds of a disposition of our stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and backup withholding unless the disposing Non-U.S. Holder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker-dealer. If the proceeds from a disposition of our stock are paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is:

     o a "controlled foreign corporation" for U.S. federal income tax purposes,

     o a foreign person 50% or more of whose gross income from all sources for a three-year period was effectively connected with trade or business conducted by that person within the United States,

     o a foreign partnership with one or more partners who are U.S. persons and who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

     o a foreign partnership engaged in the conduct of trade or business in the United States,

     (i) backup withholding will not apply unless the broker-dealer has actual knowledge that the owner is a United States person, and (ii) information reporting will not apply if the Non-U.S. Holder satisfies certification requirements regarding its status as not a United States person.

State and Local Tax

     We may be subject to state and local tax in various states and localities. Our stockholders also may be subject to state and local tax in various states and localities. The tax treatment to us and to our stockholders in those jurisdictions may differ from the U.S. federal income tax treatment described above. Consequently, before you buy our shares, you should consult your own tax adviser regarding the effect of state and local tax laws on an investment in our shares.

                                  LEGAL MATTERS

     Our special Maryland counsel, Veneble LLP, has issued an opinion to us regarding certain legal matters in connection with this offering, including the validity of the issuance of our common stock. Our counsel, Greenberg Traurig, P.A., has issued an opinion to us regarding certain tax matters.

                                     EXPERTS

     The consolidated financial statements incorporated in this registration statement by reference from the Company's Current Report on Form 8-K dated November 10, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statement schedule incorporated in this registration statement by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing

     The statements of revenues and certain operating expenses of Westgate Marketplace and the Boston Properties incorporated in this registration statement by reference from the Company's Current Report on Form 8-K dated November 5, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.











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



                                TABLE OF CONTENTS

                                                  Page

Prospectus Summary.................................1
Forward-Looking Information........................3
Risk Factors.......................................4
Use of Proceeds....................................4
Equity One Inc.....................................5
Selling Shareholders...............................5
Plan of Distribution...............................5
Description of Capital Stock.......................6
Material U.S. Federal Income Tax Considerations...13
Legal Matters.....................................27
Experts...........................................27



                                                            EQUITY ONE INC.


                                                         ____________________


                                                              PROSPECTUS


                                                         _____________________



                                                            734,266 Shares
                                                             Common Stock




                                                           November 30, 2004